

December 2, 2005

By U.S. Mail and Facsimile at (212) 715-8280

Abbe L. Dienstag, Esq.
Kramer Levin Naftalis & Frankel LLP
1177 Avenue of the Americas
New York, New York 10036

> **Re:** **Net2Phone, Inc.**
> **Schedule TO-T/13E-3 filed November 10, 2005, as amended**
> **Filed by IDT Corporation and NTOP Acquisition, Inc.**
> **File No. 5-56655**

Dear Mr. Dienstag:

We have the following comments on the above-referenced filing:

Schedule TO/13E-3

1. We note your response to prior comment one. Please provide a similar analysis based on your response to the comments in this letter.

2. The staff believes that each board member or executive officer of Net2Phone is an affiliate of Net2Phone for purposes of Rule 13e-3. For each affiliate of Net2Phone that serves on the board of, is employed by, or has some other current relationship with IDT, please provide us with a detailed legal analysis supporting your position that such persons are not "engaged" in the transactions. The analysis provided in response to prior comment three was insufficient. In the alternative, please identify them as filing persons.

Introduction

3. We note your response to prior comment 9. Please delete the statement "and is qualified in its entirety by reference thereto."

Position of IDT Regarding the Fairness of the Offer and the Merger

4. We note your response to prior comments 13 and 14. You indicate that IDT will only waive the 90% condition if IDT "believes" the merger will be approved. IDT's belief as to the approval of the merger is irrelevant. There does not appear to be a legal requirement that IDT proceed with the merger. In addition, non-

December 2, 2005

tendering shareholders may not receive payment for their securities for several months. It appears that unaffiliated shareholders who decide not to tender may be treated differently. Your fairness opinion should address each group of unaffiliated shareholders separately.

Closing Information

Please revise your filings in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. You should include a letter responding to each comment, noting the location of the change in the revised materials made in response to comments or otherwise. If you believe a comment raised in this letter is inappropriate or feel that no change is required, indicate your position and the basis for that position in your response letter. In the absence of such response, we assume you will comply with staff comments. We may have additional comments based upon our receipt of the revised materials and your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Direct any questions to me at (202) 551-3345. You may also contact me via facsimile at (202) 772-9203.

Sincerely,

Michael Pressman
Special Counsel
Office of Mergers and Acquisitions